1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2011
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC Statement
Regarding the report in today’s Chinese-language Economic Daily News headlined “Shipments on Alert; May Erode Q2 Results”, which was based on Chairman Dr. Morris Chang’s comments of March 16, TSMC would like to make the following clarification in order to avoid any misunderstanding by investors who may be misled by either the head-line or the report itself.
The impact of the recent earthquake and tsunami in Japan on TSMC’s operations is under control. While we do not exclude the possibility that this earthquake and its follow-on effects may impact the global electronics supply chain, TSMC believes that the impact will be brief, as we believe that global demand for electronics end-products remains strong. Should the demand be temporarily suppressed due to an unstable supply chain, the market will quickly meet this pent-up demand once the supply chain returns to normal.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: March 17, 2011	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer